Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com

May 16, 2014

CONFIDENTIAL

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted on May 16, 2014

CIK No. 0001600527

Dear Ms. Jacobs, Ms. Mills-Apenteng, Mr. Kim, Mr. Krikorian and Ms. Walsh:

On behalf of our client, iDreamSky Technology Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 8, 2014, the first amendment (“Amendment No. 1”) to the Company’s draft registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission on May 16, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and Amendment No. 1, two courtesy copies of the exhibits to the Amendment No. 1 and, on a supplemental basis, supporting documentation (the “Supporting Documentation”) in response to the Staff’s comment 9 below.

May 16, 2014 Page 2	CONFIDENTIAL

Concurrently with the submission of this letter, the Company is submitting by hand two copies of a letter requesting confidential treatment under the Freedom of Information Act of certain confidential portions of (i) the Wireless Content Distribution Agreement, dated March 7, 2014, between Halfbrick Studios Pty. Ltd. and Shenzhen iDreamSky Technology Limited (the “Halfbrick Agreement”); (ii) the Publisher License Agreement, dated January 28, 2013 and amended on March 26, 2013 and February 15, 2014, between Imangi Studios, LLC and Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. (the “Imangi Agreement”); (iii) the Binding Term Sheet, dated May 27, 2013, between Kiloo ApS and Shenzhen Mengyu Technology Limited (the “Kiloo Agreement”) filed as Exhibit 10.33, Exhibit 10.34 and Exhibit 10.35, respectively, to the Amendment No. 1 to the Registration Statement. Such confidential portions include quantitative information relating to revenue sharing ratio and minimum guarantee/advance royalty terms under each of the Halfbrick Aagreement, Imangi Agreement and Kiloo Agreement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 has been marked to show changes to the draft Registration Statement confidentially submitted to the Commission on April 11, 2014.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the draft Registration Statement to reflect the Company’s developments since the Company initially submitted the draft Registration Statement. The Company has also included in the Registration Statement the unaudited condensed consolidated quarterly results of operations for each of the six quarters in the period from July 1, 2012 to December 31, 2013. The Company intends to include the unaudited consolidated financial statements as of and for the three months ended March 31, 2013 and 2014 in its next confidential submission.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

May 16, 2014 Page 3	CONFIDENTIAL

The Company notes the Staff’s comment and will provide the price range as soon as it becomes available.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms its understanding of this comment. The Company respectfully advises the Staff that it has not prepared or used any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that were presented to potential investors and there has not been any research reports about the Company that have been published or distributed by any broker or dealer that is participating or will participate in the Company’s offering as of the date hereof. The Company will provide the Staff with copies of any such written communication materials or research reports to the extent any such materials or reports are prepared in the future.

3.	It appears that you intend to use graphics in your prospectus. Please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

The Company notes the Staff’s comment and will provide the graphics that it intends to use in its prospectus as soon as such graphics become available.

Prospectus Summary, page 1

4.	Please revise to clarify that all of your games are free to download and play. Also, please briefly describe how you generate revenue and monetize your game offerings and/or users.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2 and 110.

May 16, 2014 Page 4	CONFIDENTIAL

5.	Please revise your disclosure to briefly define acronyms such as “MAUs” and other specifically defined terms upon their first use in the prospectus. In this regard, we note that you have provided a glossary beginning on page 6; however, it may not be readily apparent that some of the terms in the prospectus, such as “our games” and “game download and activation,” are specifically defined terms found in the glossary.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 7 and 14 to define acronyms and certain defined terms upon their first use in the prospectus, including “MAUs,” “SDK,” “game downloads and activation,” “our games” and “proprietary distribution channel.”

The Company will also keep the defined terms in the glossary, which will provide more explanations on the defined terms.

6.	You refer in several places to “top-tier” companies, “hit games,” “successfully launching” titles and “successfully monetizing” the user base in China. Please revise to describe in more specific, and to the extent possible quantitative, terms what you mean by these references.

In response to the Staff’s comment, the Company has revised references to “top-tier” on pages 1, 110, 113 and 115, references to “hit games” on pages 1, 14, 15 and 110, references to “successfully launching” on pages 1, 110 and 112 and references to “successfully monetize” on pages 3 and 106. In particular, with respect to references to “successfully launching,” the Company has provided specific and quantitative support to such references, specifically, that Fruit Ninja, the Temple Run series and Subway Surfers ranked among the top ten casual games in China by active users in China in the fourth quarter of 2013.

7.	Please revise to clarify on page one, and elsewhere as appropriate such as in MD&A and the overview of your Business section, what you mean by your “proprietary distribution channel.” Specifically, clarify whether you are referring here to a specific website and your mobile application called the Ledou Game Center.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 7, 16, 79 and 110 to clarify the meaning of “proprietary distribution channel.” The Company also submits that it has revised references to Ledou Game Center to iDreamSky Game Center. The name change is part of the Company’s latest branding efforts to promote the Company’s iDreamSky brand name.

8.	We note your risk factor disclosure on page 48 regarding the control your officers, directors, and major shareholders will continue to hold following the offering. Please revise your prospectus summary to quantify the percentage of voting power that will be held by your co-founders and major shareholders after the offering.

May 16, 2014 Page 5	CONFIDENTIAL

In response to the Staff’s comment, the Company has revised the disclosure on page 8 to provide the percentage of voting power that will be held by the Company’s founders and major shareholders after the offering.

9.	Please provide us supplemental copies of your commissioned Analysys International report and the other source documentation that you cite on pages 2 and 96 through 103 of your Industry section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. You may submit these on a supplemental basis under Rule 418(b).

The Company encloses as Annex A to this letter the relevant portions, including translations of key excerpts, of the industry and market data from Analysys International and other sources supporting those corresponding statements in the Registration Statement.

10.	Please revise to quantify the number of Class B shares that may be issuable after the close of your IPO through your compensation plans or unexercised options.

The Company advises the Staff that no options to purchase Class B ordinary shares have been granted as of the date hereof and options granted through its compensation plans after the close of this offering will not be exercisable into Class B ordinary shares. Accordingly, the Company has revised the disclosure on pages 8 and 49 to remove the references “(other than our founders).”

Our History and Corporate Structure, page 4

11.	Please revise to briefly describe the material operations conducted by the entities that are subject to your VIE arrangements as reflected in the charts on pages 5 and 66.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 5, 6 and 68.

12.	Here or elsewhere, discuss the business of Chuangmeng Wuxian and make clear the extent that you are able to invest in this entity under the Catalogue for the Guidance of Foreign Investment Industries.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 4 and 66.

Implications of Being an Emerging Growth Company, page 6

13.	Please revise to clarify that your election to “opt out” of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act is irrevocable. In addition, please reconcile this disclosure with the conflicting risk factor disclosure on pages 50 and 51.

May 16, 2014 Page 6	CONFIDENTIAL

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 6 and 52.

Summary Consolidated Financial Information and Operating Data

Non-GAAP Measures, page 11

14.	You indicate that you disclose the non-GAAP financial measures of adjusted EBITDA and adjusted net (loss) income. We note that you also disclose the non-GAAP financial measure of EBITDA as a subtotal in your reconciliation. When you present this non- GAAP measure, revise to also address the usefulness of EBITDA. Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 78 to remove the subtotal measures for EBITDA.

Risk Factors, page 13

General

15.	We note that your mobile applications are only available through the Android mobile operating system, which represents about 62.8% of the China’s smartphone market by revenue in 2013 per your disclosure on page 98. Please tell us what consideration you gave to including a risk factor addressing your lack of products and infrastructure compatible with iOS or other mobile operating systems. Also, please clarify whether overseas game developers that license their games to you for local versions on the Android operating system may license the same games for iOS versions to your competitors.

The Company respectfully submits that while it is primarily focused on operating mobile games on Android-based devices, it also operates games on iOS-based devices pursuant to certain of its content distribution agreements. In this regard, the Company has revised the disclosure on pages 2, 85, 111, 117 and F-23 to provide further clarifications. In addition, as noted on page 115, the Company plans to develop versions of mobile games that are compatible with other mobile operating systems such as Windows Phone. The Company already has products and infrastructure compatible with iOS, and plans to develop the same for Windows Phone once this operating system achieves a higher market share in China’s mobile device market.

May 16, 2014 Page 7	CONFIDENTIAL

The Company further submits that it believes it is highly unlikely that an overseas game developer that licenses its games to the Company for local versions on Android would decide to license the same games for iOS to the Company’s competitors. The Company has the capabilities and expertise to publish and operate mobile games on iOS-based devices, and if a game developer that currently licenses the Android version of a game to the Company needs a publishing partner for it to publish its games on iOS-based mobile devices, it is more commercially sensible for the game developer to work with the Company for reasons such as efficiency, ease of operation and consistency in quality. Additionally, if the game developer chooses another publisher, it would need to disclose the source code of the game to an additional third party, which increases the risk of leaking the source code to outside parties. Moreover, the scope of a number of game licenses that the Company possesses or recently acquired already includes iOS-based mobile devices.

Therefore, the Company believes that the risk that overseas game developers that license their games to the Company for Android versions may license the same games for iOS versions to its competitors is remote.

16.	You disclose on page 160 that you will have anti-takeover provisions in your post-IPO memorandum and articles of association. Please tell us what consideration you gave to including risk factor disclosure addressing the effect such anti-takeover provisions, or other corporate governance provisions, will have on investors.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 51.

17.	We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 52-53.

“If we fail to monetize our users effectively…,” page 13

18.	Please revise to disclose the percentage of paying users for the fiscal year 2013 and the most recently completed quarterly period.

The Company submits that, due to the rapid expansion of its user base, it believes that paying ratio for the full year 2013 would not meaningful to investors, and, therefore, it has provided paying ratios for the fourth quarter of 2013 and first quarter of 2014 on page 14. In addition, paying ratios for the eight quarters from January 1, 2012 to December 31, 2013 have been disclosed on pages 12 and 77.

May 16, 2014 Page 8	CONFIDENTIAL

“A failure by the beneficial owners of our shares …,” page 41

19.	Please make clear the extent to which investments in your wholly-owned PRC subsidiary have been registered and amended.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 42. The Company submits to the Staff that the share transfer transactions pursuant to which certain PRC residents will become indirect shareholders in our wholly-owned PRC subsidiary have not been completed, and as a result, SAFE registration obligations have not been triggered. The Company further submits that all equity interests in the Company’s wholly-owned PRC subsidiary currently held by shareholders who the Company believes are PRC residents have been registered or amended, as applicable, in compliance with SAFE Circular No. 75.

Enforceability of Civil Liabilities, page 62

20.	Here and under “Taxation” on page 176 please include other jurisdictions as necessary, for example, Hong Kong.

Regarding the “Enforceability of Civil Liabilities” section, the Company respectfully advises the Staff that the Company’s Hong Kong subsidiary is currently an intermediate holding company with minimal operations and assets. The Company does not believe that it is necessary to discuss the enforceability and civil liabilities legal regime in Hong Kong as such information would not be relevant or helpful to investors. However, if the Company increases its operational activities through its Hong Kong subsidiary in the future, the Company will provide any necessary discussion on enforceability and the civil liabilities legal regime in Hong Kong in its annual report and other public filings to inform its investors.

Regarding the “Taxation” section, the Company submits that the “Taxation” section discloses all material jurisdictions (namely the Cayman Islands, China and the United States) that are relevant to prospective U.S. investors in connection with their investment in the offering. Although the Company has a subsidiary in Hong Kong, U.S. investors in the offering should not be subject to or directly impacted by taxation in Hong Kong solely as a result of investing in the offering. Accordingly, the Company believes that including Hong Kong in the “Taxation” section would not provide meaningful information to potential investors.

The Company further advises the Staff that disclosure related to Hong Kong taxation that is material to the Company’s business operations is included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 84.

May 16, 2014 Page 9	CONFIDENTIAL

Our History and Corporate Structure

Our History, page 64

21.	You state on page 64 that Shenzhen Huaxiu and Legend Star transferred their equity interests in Shenzhen Mengyu and Shenzhen iDreamSky to Mr. Chen between July 2011 and September 2013. Please revise to clarify the consideration received, if any, by Shenzhen Huaxiu and Legend Star for these transfers and whether they hold any interests or claims on the shares held by Mr. Chen or his affiliates of iDreamSky, Shenzhen Mengyu and/or Shenzhen iDreamSky. Further, please clarify whether Legend Star still has an equity interest iDreamSky or its affiliates.

In response to the Staff’s comment, the Company has added the requested disclosure on page 66.

With respect to the Staff’s comment regarding Legend Star’s equity interest in iDreamSky or its affiliates, the Company notes that it has added the disclosure on page 66 that Prime Express and Ultimate Lenovo are affiliates of Legend Star, and, in light of the rest of the disclosure provided, the Company believes that it is clear that affiliates of Legend Star (i.e., Prime Express and Ultimate Lenovo), but not Legend Star itself, currently hold equity interests in iDreamSky.

Our Corporate Structure, page 66

22.	Please tell us in your response letter what percentage each VIE contributes to your total revenue and net (loss)/income for each period presented so we can better understand the significance of each entity.

In response to the Staff’s comment, the Company sets forth the requested information as below:

•	Revenue contribution

VIE Entities	Year Ended December 31, 2012	Year Ended December 31, 2013
Shenzhen iDreamSky Technology Co., Ltd.	93.5%	99.4%
Shenzhen Mengyu Technology Co., Ltd.	6.5%	0.6%
Beijing Chuangmeng Wuxian Technology Co., Ltd.	—	—

•	Net (loss)/income contribution

May 16, 2014 Page 10	CONFIDENTIAL

VIE Entities	Year ended December 31, 2012	Year ended December 31, 2013
Shenzhen iDreamSky Technology Co., Ltd.*	53.5%	13.5%
Shenzhen Mengyu Technology Co., Ltd.	7.4%	-16.6%
Beijing Chuangmeng Wuxian Technology Co., Ltd.	—	—

*	Includes its subsidiaries.

23.	Please revise to explain why loan agreements with Mr. Chen were used to fund the capital contributions for Shenzhen iDreamSky and Shenzhen Mengyu. If the capital contributions were structured through loans to comply with PRC restrictions, please explain how. Further, please clarify whether additional loans or revised loan terms may be necessary in the future.

The Company respectfully submits that in VIE arrangements, WFOE and nominee shareholders commonly enter into loan agreements pursuant to which WFOE funds the capital contribution of the domestic company to be paid in the name of the nominee shareholders. The loans will later offset the purchase price payable by WFOE to the nominee shareholders upon exercise of the purchase option by the WFOE under the exclusive option agreement. Such loan agreements also enhance WFOE’s control over the domestic company.

Shenzhen iDreamSky and Shenzhen Mengyu, the Company’s VIE entities, were established prior to the establishment of WFOE, Chuangmeng Wuxian, and Mr. Chen, without the funding of Chuangmeng Wuxian, contributed to the registered capital of Shenzhen iDreamsky and Shenzhen Mengyu. The loan agreements entered into in March 2014 were to formally adopt the loan arrangement as described in the preceding paragraph among Chuangmeng Wuxian, Mr. Chen and each of Shenzhen iDreamSky and Shenzhen Mengyu, in order to enhance Chuangmeng Wuxian’s control over each of Shenzhen iDreamSky and Shenzhen Mengyu. The Company submits that it is advised by its PRC counsel that there are no PRC restrictions with respect to such loan arrangements.

The Company also submits that it has added the disclosure on pages 70 and 72 to explain that the loan agreements with Mr. Chen allow Chuangmeng Wuxian to fund the capital contribution of each of Shenzhen iDreamSky and Shenzhen Mengyu, therefore enhancing Chuangwu Wuxian’s control over these entities.

The Company further submits that if Shenzhen iDreamSky or Shenzhen Mengyu were to increase its registered capital and need further funding for its operations in the future, Chuangmeng Wuxian will provide the necessary funds to Shenzhen iDreamSky and Shenzhen Mengyu and the terms of the relevant loan agreement will be amended.

May 16, 2014 Page 11	CONFIDENTIAL

24.	On page 72, you disclose that the opinion of Han Kun Law Offices, your PRC counsel, is that “the ownership structures of each of our VIEs and Chuangmeng Wuxian, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect.” However, you also indicate that the Han Kun Law Offices advises you that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, and that the PRC government may not find that your VIE agreements comply with the restrictions on foreign investment for your mobile games business. On page 124, you reference a specific GAPP Notice issued on September 28, 2009 that expressly prohibits foreign investors from gaining control over PRC operating companies’ online game operations through indirect means, including contractual arrangements. Please clarify whether the Han Kun Law Offices’ opinion includes an interpretation of the applicability of the September 28, 2009 GAPP Notice. It is unclear whether Han Kun Law Offices believes that you are in compliance with the GAPP Notice, or whether they believe it is unenforceable or unlikely to be enforced.

The Company submits that it has been advised by Han Kun Law Offices that Han Kun Law Offices has considered the applicability of the GAPP notice. According to Han Kun Law Offices, as outlined below, there are significant uncertainties surrounding the applicability and implementation of the GAPP Notice. Han Kun Law Offices does not believe that the GAPP Notice affects its opinion that each of the agreements under the VIE arrangements is valid and binding, and is enforceable against the parties thereto under applicable PRC laws. However, the GAPP Notice is a currently effective rule issued by a PRC regulatory authority and Han Kun Law Offices is not in a position to take the view that the possibility that the GAPP Notice may be applied to the Company’s corporate structure and contractual arrangements by any relevant authorities can be ruled out. Therefore, the Company, as advised by Han Kun Law Offices, has disclosed in the Risk Factors section the uncertainties surrounding the GAPP Notice as well as the broad discretion of PRC government authorities in interpreting PRC laws and regulations related to VIE arrangements, in order to give investors appropriate warning with respect to any potential legal or regulatory challenges faced by the VIE arrangements.

Han Kun Law Offices is of the view that significant uncertainties exist with respect to the applicability and implementation of the GAPP Notice, because:

May 16, 2014 Page 12	CONFIDENTIAL

(i) according to the Regulation on the Main Functions, Internal Organization and Staffing of the GAPP issued by the General Office of the State Council in July 2008, GAPP (currently SAPPRFT) is authorized to approve the publication of online games before their launch on the Internet, while Ministry of Culture, or MOC, is granted overall jurisdiction to administer and regulate the online game industry. Further, in accordance with the Online Game Measures and the Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the “Three Provisions” jointly promulgated by MOC, the State Administration of Radio Film and Television (SARFT) and the General Administration of Press and Publication of the PRC (GAPP) (the “Interpretation”) issued by the State Commission Office for Public Sector Reform (a division of the State Council) effective from September 2009, MOC is the competent government authority for the administration of online games in the PRC, while GAPP is authorized to approve the publication of online games before their launch on the Internet;

(ii) MOC, as the government authority that has regulatory jurisdiction over the online game operations in China, did not join GAPP in issuing the GAPP Notice;

(iii) to date, no implementation rule or interpretation on the GAPP Notice has been issued by the GAPP or any other PRC regulatory authority; and

(iv) there lacks official interpretation as to whether the Company’s corporate structure and contractual arrangements constitute control by foreign investors over the business operation of PRC online game operating companies through indirect means under the GAPP Notice.

Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs, page 66

25.	We note that the loan agreements entered into with Shenzhen iDreamSky and Shenzhen Mengyu (the VIEs) in March 2014 may be extended upon mutual written consent of Chuangmeng Wuxian (the WFOE) and the shareholders of the VIEs. Since this provision requires the VIEs’ approval for contract renewal upon expiration, please provide your analysis of how you considered whether this right represents, in substance, a kick-out right for these contracts. That is, explain whether the renewal rights essentially give Shenzhen iDreamSky and Shenzhen Mengyu the unilateral ability to remove Chuangmeng Wuxian, giving the VIE the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance. Refer to ASC 810-10-25-38C.

The Company submits that the loan agreements were entered into by and among Chuangmeng Wuxian (the “WFOE”) and the respective shareholders of Shenzhen iDreamSky and Shenzhen Mengyu (the “VIEs”), and they may be extended upon mutual written consent of the WFOE and the respective shareholders of the VIEs, not the VIEs themselves. Therefore, it does not require the VIEs’ approval, nor give the VIEs the unilateral ability to remove the WFOE, and also it does not give the VIEs the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance.

May 16, 2014 Page 13	CONFIDENTIAL

In addition, from the perspective of the shareholders of the VIEs, even if in the event that the shareholders of the VIEs do not agree to renew the loan agreements upon their expiration, the WFOE, at its sole discretion, can require the shareholders of the VIEs to repay the loans by transferring all the equity interest in the VIEs to the WFOE or its designated person upon the exercise of the exclusive purchase right under the exclusive option agreements. As such, the renewal right under the loan agreements does not give the shareholders of the VIEs the unilateral ability to kick out or remove the WFOE’s power to direct, through other contract arrangements, the activities of the VIEs that most significantly impact the VIEs’ economic performance. Therefore, the renewal right under the loan agreements does not have an impact on the consolidation of the VIEs. In fact, such a provision is common in the loan agreements entered into under contractual arrangements by other issuers, including 58.com Inc. and Tarena International, Inc.

26.	For the loan agreements entered into with Shenzhen iDreamSky and Shenzhen Mengyu in March 2014, you disclose that “If the price is higher than the principal amount of the loans, the excess amount will be paid to Chuangmeng Wuxian as the loan interests to the extent permitted by PRC law.” Please explain how the price is determined and whether the price is subject to the WFOE’s approval.

The Company submits that the purchase price for Chuangmeng Wuxian to purchase all equity interests held by Mr. Chen in Shenzhen Mengyu upon its exercise of the equity interest purchase option is RMB9,900,000, pursuant to the exclusive option agreement between Chuangmeng Wuxian, Mr. Chen and Shenzhen Mengyu, and the purchase price for Chuangmeng Wuxian to purchase all equity interests held by Mr. Chen in Shenzhen iDreamSky upon its exercise of the equity interest purchase option is RMB10,000,000, pursuant to the exclusive option agreement between Chuangmeng Wuxian, Mr. Chen and Shenzhen iDreamsky. If Chuangmeng Wuxian exercises the equity interest purchase option to purchase part of the equity interests held by Mr. Chen in either Shenzhen Mengyu or Shenzhen iDreamSky, the purchase price will be calculated on a pro rata basis. Pursuant to the relevant exclusive option agreement, such agreed upon purchase price is subject to any minimum purchase price requirements under PRC law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

27.	In your Business section on pages 105 and 106, you address the importance of effective user engagement, loyalty, retention, and user long term value. Please advise us how management assesses, evaluates or measures these items and whether they are key metrics that should be disclosed in your MD&A. For example, please clarify whether the conversion rate from active or non-paying user to paid user is a key metric used by management to evaluate your business.

May 16, 2014 Page 14	CONFIDENTIAL

The Company has revised the disclosures on page 12, 77 and 82 to include daily active users and game sessions per active user for certain periods, which it uses to evaluate user engagement, and user retention rate, which it uses to evaluate loyalty and retention. The Company respectfully advises the Staff that it is difficult to evaluate a single quantifiable metric for user long term value, given the Company’s short operating history. As a result, the Company evaluates the value of its users using a variety of other metrics, such as ARPPU, paying ratio, game sessions per active user and user retention rate, which have all been disclosed in the prospectus.

28.	We note that you derive your revenue primarily through a percentage of gross billings that is split between you and the game developer. Please clarify whether gross billings is a key metric used by management to evaluate your business.

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company uses gross billings as a metric in evaluating its business, the Company believes that disclosing gross billings would adversely affect its business and competitive position for the following reasons:

•	If gross billings is disclosed, the Company’s competitors and game developer partners will be able to derive the Company’s average revenue sharing percentage with its game developer partners, as the difference between the Company’s gross billings and net revenues is 100% attributable to payments made to game developers as part of revenue-sharing arrangements. As a result, this will allow the Company’s competitors to offer better terms to game developers compared to those offered by the Company, and may cause certain of the Company’s game developers to request better terms from the Company, both of which would be commercially detrimental to the Company’s business and competitive position.

•	The Company has disclosed its distribution and payment processing costs as a component of cost of revenues. If gross billings is disclosed, the Company’s distributors and payment channel providers will be able to derive the Company’s average fee percentage with its distributors and payment channel providers by dividing total distribution and payment processing costs by gross billings, as distribution and payment processing fees set as a percentage of gross billings pursuant to the terms of the Company’s agreements with its distributors and payment channel providers. This may cause certain of the Company’s distributors and payment channel providers to request better terms from the Company, which would be commercially detrimental to the Company’s business and competitive position.

May 16, 2014 Page 15	CONFIDENTIAL

In addition, the Company believes that its disclosure and description of net revenues and cost of revenues provide sufficient meaningful information to investors in evaluating the Company’s business and financial performance. Furthermore, the Company has evaluated and concluded under U.S. GAAP that they are not the primary obligor with respect to the operation of the games for the years ended December 31, 2012 and 2013 and reports revenue on a net basis. As such, disclosure of gross billings may confuse its potential investors as to the basis of presentation.

Description of Certain Statement of Operations Items, page 79

29.	Revise to disclose the number of casual and mid- and hardcore games for the comparative prior period. In this regard, we note that MAU is directly affected by the number of mobile games you offer, among other factors, and ARPU and cost of revenue change due to the mix of casual and mid- and hardcore games.

In response to the Staff’s comment, the Company has revised the disclosure on page 81.

Critical Accounting Policies and Estimates

Share-based compensation, page 84

30.	Please reconcile the average exercise price in RMB, the average grant date fair value in US$, and the fair value of the underlying ordinary shares at the grant for the options granted on July 31, 2012 to these figures included in the notes to your financial statements on page F-45.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 87, and added the additional disclosure of the weighted average grant date value per share of share option on page F-45.

Fair value of our ordinary shares, page 85

31.	In the table setting forth the fair values of your ordinary shares, please revise to indicate the currency of the fair values.

In response to the Staff’s comment, the Company has revised the disclosure on page 88.

May 16, 2014 Page 16	CONFIDENTIAL

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenues, page 91

32.	We note from your discussion on page 78 that your results of operations are affected by the popularity of your game portfolio and the life cycle of the games you offer. Revise to disclose the concentration of revenue generated from each significant game title or series.

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

33.	We note that ARPPU for both casual and mid- and hardcore games declined in 2013. Revise to explain the significant drivers of the decrease and discuss the expected effects of any known material trends on your future results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Cost of Revenues, page 91

34.	We note that other costs are a significant component of cost of revenues and to the change in the cost of revenues as a percentage of revenues. Revise to quantify each of the factors contributing to the change.

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Internal Control over Financial Reporting, page 89

35.	Revise to also explain the impact that the identified material weaknesses has had on your financial reporting.

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Liquidity and Capital Resources, page 93

36.	As disclosed on pages 38 and F-30, we note that the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies. Revise to disclose the amount of cash held inside the PRC and subject to controls and cash held outside of the PRC. For entities within the PRC, please also disclose the amount of cash held by your VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

May 16, 2014 Page 17	CONFIDENTIAL

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk, page 95

37.	As disclosed on page 38, we note that currency exchange losses may be magnified by PRC exchange control regulations that restrict your ability to convert RMB into foreign currency. Revise to address this risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 101.

Credit Risk, page 96

38.	Please reconcile the statement that all of your cash was deposited in financial institutions located in China as of December 31, 2013 with disclosures throughout your filing that you also hold cash overseas.

In response to the Staff’s comment, the Company has revised the disclosure on page 101.

Industry, page 97

39.	Please revise to clarify whether the table of top-ranked casual game and game publishers on page 102 refers to global rankings.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 108.

Business

License Acquisition, page 111

40.	Please revise to describe in greater detail the content distribution agreements and relationships with overseas game developers. For example, please address such matters as the range of royalty percentages you typically receive, the term of your distribution agreements, material termination provisions, and the extent to which game developers maintain control over game modifications, marketing, or operations.

May 16, 2014 Page 18	CONFIDENTIAL

The Company submits that it has added the requested disclosure on page 118 to provide further details about its content distribution agreements and relationships with overseas game developers, including material termination provisions and the game developers’ control over game modifications, marketing or operations.

The Company notes that details about the term of the Company’s distribution agreements have already been disclosed on page 117.

The Company further submits that the range of revenue share percentages that the Company typically receives is commercially sensitive information, the disclosure of which will cause substantial harm to the Company’s competitive position vis-a-vis its competitors and game developer partners. The Company respectfully requests that the range of revenue share percentages not be required to be disclosed for the following reasons:

•	the Company’s competitors are likely to undercut the Company’s competitive position by offering a larger share of revenue to game developers and attract the developers of high quality mobile games sought by the Company. This would materially harm the Company’s access to high quality mobile games and undermine the Company’s ability to acquire such games, which are critical to the success of the Company’s publishing business;

•	public disclosure of the range of revenue share percentages that the Company typically receives could also unfairly disadvantage the Company in future negotiations with existing game developers or other game developers by revealing the revenue share percentage that are acceptable to the Company. Other developers of mobile games may become aware of the revenue share percentage that the Company has offered to some of its game developer partners and may demand that the Company offers equally or more favorable revenue sharing terms, putting the Company at a severe disadvantage; and

•	the Company has already disclosed that the revenue sharing arrangement it adopts with its game developer partners is in line with the industry norm, which should, together with the overall description of its business, financial condition, and operating results in the Registration Statement, provide adequate information for investors to evaluate the Company’s relationship with game developers and its overall business.

41.	You state on page 14 that 86% of your total revenue in 2013 was derived from three games, namely, the Temple Run series, Fruit Ninja, and Subway Surfers, with the Temple Run series representing 42% of your total revenue in 2013. Please revise to identify the overseas game publishers that own the rights to these games in your Business section and describe the material terms of your content distribution agreements with these game developers. Please advise us whether your agreement with Kiloo ApS for Subway Surfers is a material agreement required to be filed by Item 601(b)(10) of Regulation S-K.

May 16, 2014 Page 19	CONFIDENTIAL

In response to the Staff’s comment, the Company has added the requested disclosure on page 116 to identify the overseas game developers that license Fruit Ninja, the Temple Run series and Subway Surfers to the Company, being Halfbrick Studios Pty. Ltd., Imangi Studios, LLC and Kiloo ApS.

The Company submits that because the material terms of the Company’s content distribution agreements with each of Halfbrick Studios Pty. Ltd., Imangi Studios, LLC and Kiloo ApS are substantially in line with the general disclosure provided on pages 117 and 118 with respect to the material terms of all of the Company’s content distribution agreements, it will be repetitive to provide details of the materials terms of each of these three agreements. The Company also believes that it is not necessary to include such details because the Company has filed as exhibits these three agreements pursuant to Item 601(b)(10) of Regulation S-K (Exhibits 10.33, 10.34 and 10.35 to the Amendment No. 1), which investors can review for details of the material terms. Therefore, the Company has not included separate disclosure with respect to material terms of each of the content distribution agreements with Halfbrick Studios Pty. Ltd., Imangi Studios, LLC and Kiloo ApS as requested by the Staff.

Our Services and Non-game Products, page 112

42.	On page 91 you disclose that the percentage of your “other revenue,” which includes your advertising revenue, compared to your total revenue declined from 6.8% in 2012 to 0.7% in 2013. Please revise to clarify whether your games have in-game advertisements and whether you derive any revenue from such advertisements.

In response to the Staff’s comment, the Company added the requested disclosure on pages 118 and 119.

Our Publishing Platform, page 113

43.	On pages 80 and F-33 you disclose outsourcing expenses. Please clarify whether the redesign of overseas games for the Chinese market is performed in-house by your research and development team or through outsourcing arrangements.

The Company submits that the redesign and porting of overseas games for the Chinese market is performed in-house by the Company. The outsourcing cost as disclosed on F-33 is associated with the outsourcing of user interface and artwork design and other aspects of game modification that do not require access to the source codes of the games, as well as the outsourcing of certain aspects of the design and maintenance of our websites and customer service system.

May 16, 2014 Page 20	CONFIDENTIAL

Payment Support, page 116

44.	We note that China’s three major mobile carriers process the payments for the majority of your revenues for your mobile games. We further note that you depend on a few third- party payment channels. Please tell us how you determined that your agreements with China Mobile, China Telecom, and China Unicom, or with the few third-party payment processing entities, need not be filed. Alternatively, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed its agreements with each of the three major mobile carriers as Exhibits 10.36, 10.37, 10.38 and 10.39, respectively, to the Amendment No. 1.

45.	Please explain why the amount of a single in-game purchase in your casual games is the same as in-game currency purchased in your mid- and hardcore games. In this regard, we note that you indicate that casual games have a relatively small transaction amount.

The Company submits that it has revised the referenced disclosure on page 123. The Company has removed the disclosure with respect to (i) the distinction between the typical transaction amount in casual games and mid- and hardcore games, and (ii) the statement that transactions in causal games are typically processed via direct carrier billing and transactions in mid- and hardcore games are typically processed via other third-party platforms, because such generalization does not provide meaningful insights into to the Company’s operations.

PRC Enterprise Income Tax Law, page 133

46.	Please revise your disclosure to make clear the criteria in Circular 82 that you feel you do not meet.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 139, 140 and 182.

Management, page 137

47.	Please revise to clarify which directors were appointed by your preferred shareholders pursuant to a voting agreement.

In response to the Staff’s comment, the Company has added disclosure on page 144 to provide the requested information. The Company submits that these directors were appointed by our preferred shareholders pursuant to a shareholders agreement, the details of which have been disclosed on page 155. There exist no voting agreements in this regard.

May 16, 2014 Page 21	CONFIDENTIAL

Employment Agreements and Indemnification Agreements, page 141

48.	On page 141 you disclose that you plan on entering into employment agreements with your executive officers. Please tell us whether these employment agreements will be finalized prior to the effectiveness of your registration statement. Also, on page 142 you disclose that your aggregate cash compensation for the fiscal year 2013 for your executive officers and directors was $42,569. To the extent known, please clarify whether you plan on significantly increasing the compensation of your management after your IPO through these employment agreements.

The Company submits that it plans to finalize the employment agreements with its executive officers prior to the effectiveness of the registration statement. The Company submits that it plans to increase the compensation of the Company’s management by granting them compensation in the form of cash or equity awards pursuant to the 2014 Share Incentive Plan. In addition, as disclosed on page F-53, certain share-based compensation has been granted to certain executive officers in 2014 as reward for their contribution to the Company.

Compensation of Officers and Directors, page 142

49.	We note that you provide the aggregate cash compensation paid to your management in fiscal year 2013. Please revise to provide the value of the total compensation provided to your management in fiscal year 2013. Refer to Item 6.B.1 of Form 20-F.

The Company submits that, as clarified in the Company’s revised disclosure on page 148, an aggregate amount of RMB357,700 (US$59,264) in compensation, all in the form of cash, was paid to its executive officers in fiscal year 2013. The Company advises the Staff that no stock options, benefits in kind or other forms of compensation were paid to the Company’s executive officers in fiscal year 2013.

50.	Please revise the description of your 2012 Share Incentive Plan and 2014 Share Incentive Plan to clarify how the dual-class structure of your ordinary shares affects your compensation plans. In particular, please clarify whether your co-founders will receive Class B ordinary shares or options that upon exercise will result in the issuance of Class B ordinary shares after the close of your IPO.

The Company submits that, as noted in the Company’s response to the Staff’s comment 10, no options to purchase Class B ordinary shares have been granted as of the date hereof and options granted through the 2012 Share Incentive Plan and the 2014 Share Incentive Plan after the close of this offering will not be exercisable into Class B ordinary shares. The co-founders will not receive Class B ordinary shares or options that upon exercise will result in the issuance of Class B ordinary shares after the completion of this offering. In this regard, the Company has revised the disclosure on pages 8 and 49 to remove the references “(other than our founders).”

May 16, 2014 Page 22	CONFIDENTIAL

Principal and Selling Shareholders, page 146

51.	We note that your directors Steven Xiaoyi Ma and David Yuan are affiliates of THL A19 Limited and Redpoint Ventures, respectively. Please tell us why Messrs. Ma and Yuan do not hold beneficial ownership of the shares held by THL A19 and the Redpoint entities pursuant to Rule 13d-3, or revise as appropriate.

The Company submits to the Staff that, as confirmed by THL A19 Limited, which appointed Mr. Ma to our board, Mr. Ma does not have or share the power to vote or disposes the shares THL A19 Limited holds in the Company on behalf of THL A19 Limited; and as confirmed by the Redpoint entities, which appointed Mr. Yuan to our board, Mr. Yuan does not have or share the power to vote or disposes the shares the Redpoint entities hold in the Company.

Related Party Transactions, page 149

52.	Please revise to identify the related parties to the transactions described in your prospectus that require disclosure under Item 7.B of Form 20-F. For example, you refer to “our shareholders” as parties to your Shareholders Agreement, but it is unclear which of these shareholders are related parties. Further, it is unclear whether Qiyang Deng, Wenhao Fan, and Yang Wang, as described on page 64, are related parties.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 66 and 155.

53.	Please revise to expand your description of the right of first offer held by THL A19 Limited. Your description should clarify that THL A19 is an affiliate of Tencent Holding Limited and that “competitors of THL A19” is defined in your shareholders agreement as KW Qihoo 360 Technology Co. Ltd., UCWeb Inc., NetDragon Websoft Inc., Alibaba.com Limited, Baidu, Inc. and Sina Corp or their respective affiliates, or any other competitor of Tencent Holdings Limited. Also, please advise us whether a risk factor is necessary to discuss the potential impact of the right of first offer to you and your public investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 155 to expand the description of THL A19 Limited’s right of first offer.

With respect to the portion of the Staff’s comment related to the potential impact of the right of first offer, the Company submits that, as noted in the disclosure on page 155 and pursuant to clause 6.8 of the shareholders agreement date September 10, 2013, the right of first offer held by THL A19 Limited will be terminated upon the completion of this offering. As such, there would not be any impact to the Company’s public investors resulting from the right of first offer, and, therefore, it is not necessary to include a risk factor discussion in this regard.

May 16, 2014 Page 23	CONFIDENTIAL

54.	Please ensure that you provided the information required by Item 7.B of Form 20-F for the three financial years preceding the filing of your registration statement. You provide disclosure on page 150 that Mr. Ko received cash advances “from time to time,” and provide balances as of December 31, 2012 and 2013. Please clarify whether this section includes all related party transactions since January 1, 2011. Further, please tell us whether any cash advances to Mr. Ko remain outstanding.

The Company submits that as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, it is relying on the available exemption to provide two years of audited financials. As such, it believes that the scope of disclosure with respect to related party transaction should be consistent with the scope of its audited financial statements, and accordingly it provides related party information for the two financial years.

In addition, the Company has revised the disclosure on page 156 to include all related party transactions since January 1, 2012.

Taxation, page 176

55.	Please make clear any PRC tax consequences for prospective investors, not just “enterprise-level” tax consequences. In this regard, we note that you should include discussion of the following:

•	The existence and effect of any tax treaties between the PRC and the U.S. or Hong Kong, as applicable;

•	State whether you will withhold taxes for individual shareholders; and

•	Include discussion of the consequences of non-payment, as necessary.

In response to the Staff’s comments, the Company has included the requested disclosure on page 183.

Underwriting, page 185

56.	Please revise to identify the “representatives” that may waive the 180-day lock-up period and clarify their notice obligations to you and investors. Further, please clarify whether any of the shares sold through the directed share program are subject to the lock-up agreement.

May 16, 2014 Page 24	CONFIDENTIAL

The Company has revised the referenced disclosure on pages 191 and 192 in response to the Staff’s comment. The Company respectfully advises the Staff that shares sold through the directed share program will not be subject to any lock-up restrictions except for those shares that may be sold to persons who will separately enter into lock-up agreements with the joint-bookrunners, including the directors, officers and principal shareholders of the Company.

Consolidated Statements of Cash Flows, page F-11

57.	Your subtotal of net (loss)/income plus adjustments does not appear appropriate. In addition to it not being labeled, we do not understand what that measure is supposed to represent. Please remove it or tell us why you have presented it. We may have further comment.

In response to the Staff’s comment, the Company has removed the subtotal of net (loss)/income plus adjustments on page F-11.

Notes to the Consolidated Financial Statements

Note 2.14 Revenue recognition, page F-23

58.	You indicate that the game servers required for playing of online mobile games are hosted by the game developers. Please clarify how the game developers host and maintain the online game servers, in light of the description of your business throughout the filing. In this regard, we note your disclosure on page 104 of the Business section stating that, “We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization.” In addition, we note your discussion of your cloud-based server, network infrastructure, and technology platform on pages 107, 109, and 117. Finally, we note from your disclosure on page 105 and elsewhere that you release frequent updates and launch special editions of your games.

The Company submits that it has revised references to “offline mobile games” and “online mobile games” throughout the Registration Statement to read “casual mobile games” and “mid- and hardcore games,” respectively, to ensure the consistency between the disclosure in the business section and the notes to the consolidated financial statements. The Company has also revised the disclosure on pages 113 and 123 to clarify the description of its technology infrastructure.

May 16, 2014 Page 25	CONFIDENTIAL

The Company respectfully submits to the Staff that, for all of our games, which include casual and mid- and hard-core games, we have servers connected to the SDKs embedded in the Company’s mobile game applications. These SDK modules integrate the Company’s user account system and enable mobile payment, social connectivity and in-game cross-promotion. The SDK modules then send data to the Company’s servers, which analyze user location, type and number of games downloaded, playing frequency and time and purchasing habits, and other information for its internal analysis purpose. The Company’s servers, the SDKs embedded in the Company’s mobile game applications and the in-game services enabled by such infrastructure are jointly referred to as SkyNet. Through SkyNet, the Company is able to conduct multi-dimensional data analysis and optimize the Company’s games and services by releasing game updates and special editions, all served to more effectively retain users and monetize games. Please see the Company’s disclosure on pages 118 and 123.

The Company respectfully advises the Staff that, for mid- and hard-core games licensed to the Company, these games are hosted and operated on the servers of the the game developers or the Company on a case by case basis. These servers support the contents and functions in the games and collect gameplay information generated by users in the games.

The Company has added the disclosure on pages 86 and F-25 to provide further clarifications in this regard.

(i) Principal Agent Consideration, page F-23

59.	You indicate that “the determination of the pricing of in-game virtual items and the determination of the specification, modification or update of the game made by the Group are subject to control by the game developers.” Please clarify how the pricing and product specifications are controlled by the game developers, in light of the description of your business throughout the filing. In this regard, we note that you monetize the user base by optimizing the virtual goods merchandising strategy through data analysis. We note that you redesign the games by creating localized and culturally-adapted editions of overseas games and refining domestic games. We further note your access to the source code of certain of your games has improved your ability to control the operation of your games, engage and monetize your users, and gives you flexibility and autonomy in game redesign, optimization, distribution and operation.

The Company respectfully advises the Staff that, pursuant to the agreements it enters into with the game developers and as disclosed on page 118, the game developers typically have the right to review and approve the Company’s plans to redesign, update or market the games, including the pricing of in-game virtual items. Accordingly, the Company has removed the description “autonomy” in game redesign, optimization, distribution and operation from pages 113 and 120.

May 16, 2014 Page 26	CONFIDENTIAL

The Company submits that, while the game developers maintain certain review and approval rights, they have entrusted the Company with the source code of the games, which allows the Company to take initiatives in the redesign, optimization, distribution and operation of the games. The Company’s track record of successfully localizing and operating third-party games, as evidenced by the fact that the Company published three of the top ten casual games by active users in China in the fourth quarter of 2013, according to the Analysys Report, helps the Company become the partner of choice for global game developers seeking to launch their games in China.

In light of the above, the Company has revised the referenced disclosure on pages 86 and F-24.

*        *        *

If you have any questions regarding the draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@krikland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David T. Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky
Technology Limited
Jun Zou, Chief Financial Officer, iDreamSky Technology Limited
Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP
Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP
Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP

ANNEX A

Annex A

iDreamSky Technology Limited

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
A.	China’s mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. During this period, China’s mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.	2, 103	China Internet Network Information Center Statistical Report on Internet Development in China (June 2011)	15

B.	China’s mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. During this period, China’s mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.	2, 103	China Internet Network Information Center Statistical Report on Internet Development in China (July 2013)	11

C.	As of June 2013, 64.6% of China’s mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report.	2, 103	Analysys International Industry Report	29

D.	The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB12.1 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. Chart: China Mobile Game Market Size 2010-2016E (RMB billions) (page 103)	2, 103	Same as above	30

E.	According to CNNIC, China’s Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%.	103	China Internet Network Information Center Statistical Report on Internet Development in China (June 2011)	13

F.	According to CNNIC, China’s Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%.	103	China Internet Network Information Center Statistical Report on Internet Development in China (July 2013)	9

G.	According to the Analysys Report, China’s mobile game market is forecasted to grow at a CAGR of 52.3% from 2013 to 2016, compared to 24.9% and 11.7% for the web game and PC client-based game markets over the same period, respectively.	103	Same as above	25

H.	Driven by rapid economic growth and urbanization, the per capita disposable income of Chinese urban households has grown from RMB13,786 in 2007 to RMB24,565 in 2012, representing a CAGR of 12.2%, according to the PRC National Bureau of Statistics.	103	PRC National Bureau of Statistics	1

I.	For example, China’s mobile Internet penetration rate increased from 31.1% in 2012 to 37.0% in 2013, compared to 55.6% and 61.4% for the United States during the period, according to the Analysys Report.	104	Analysys International Industry Report	10

J.	According to the Analysys Report, in the second quarter of 2012, sales volume for smartphones surpassed that of feature phones for the first time. This disparity has continued to grow rapidly, and in the third quarter of 2013 sales volume for smartphones reached 93.1 million devices, approximately ten times of feature phone sales volume during the same period. Chart: Sales of Mobile Phones in China 2011Q2-2013Q3 (in millions devices)	104	Same as above	11

K.	According to the Analysys Report, in 2013, there were over 1.0 million mobile applications, or apps, available for Android, compared to over 750,000 for iOS.	104	Same as above	9

L.	Additionally, Android is the more popular operating system among China smartphone users, accounting for 62.8% of China’s smartphone game market by revenue in 2013, compared to 30.6% for iOS. Android is expected to be the operating system of choice for the majority of China’s smartphones in the near future.	104	Same as above	28

M.	There are currently over 1,000 mobile game content developers in China, according to the Analysys Report.	105	Same as above	18

N.	As a result, the mobile game content developer industry in China is highly fragmented, with only two developers individually accounting for over 5% of the content development market and the top ten developers accounting for only 51.0% of the market.	105	Same as above	18

O.	Chart: China Mobile Game Publishers’ Market Share by Number of Active Users (2013)	105	Same as above	37

P.	Chart: China Independent Mobile Game Publishing Platforms’ Market Share by Number of Active Users (2013)	107	Same as above	39

Q.	Table: Comparison of different characteristics of casual games and mid- and hardcore games	108	Same as above	42

R.	Table: Top-ranked casual games and game publishers as measured by active users in China in the fourth quarter of 2013, according to the Analysys Report.	108	Same as above	45

S.	Table: Top-ranked international branded games in China in the fourth quarter of 2013 by revenue	109	Same as above	51

T.	Table: Top-ranked international branded games in China in the fourth quarter of 2013 by active users, according to the Analysys Report	109	Same as above	50

PROJECT INFINITY RR Donnelley ProFile HKR cheut1hk 15-May-2014 17:15 EST 677329 TX 2 46*
PROSPECTUS HKG 11-Apr-2014 10:29 EST COMP PS PMT 1C

solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services, which is especially valuable for overseas game developers. Our solutions help game developers acquire and monetize a large user base in China. All our games are free to download and play, and we monetize our game offerings and user base and generate revenues primarily through sales of in-game virtual items. Through our in-depth understanding of China's mobile game users, proprietary distribution channel that gives us access to a large user base, strong publishing and operation capabilities and data-driven product and service optimization that leads to more effective monetization, we believe we bring, and will continue to bring, value to our game developer partners.

Our collaboration with our distribution and payment channel partners

In addition to our proprietary distribution channel, we also distribute our games by partnering with major app stores and mobile browsers in China, such as Tencent App Store, Qihoo 360 Mobile, 91 Wireless and UCWeb, mobile device makers and retailers, such as Lenovo, Huawei, ZTE and Suning, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

We have grown significantly since our inception in 2009. MAUs of mobile games we distributed increased from 36.1 million in December 2012 to 96.4 million in December 2013. Our total revenues were RMB19.4 million and RMB246.6 million (US$40.7 million) in 2012 and 2013, respectively. We had net losses of RMB9.3 million in 2012 and net income of RMB27.8 million (US$4.6 million) in 2013. We had adjusted EBITDA of RMB5.8 million in 2012, compared to adjusted EBITDA of RMB38.7 million (US$6.4 million) in 2013. We had adjusted net loss of RMB7.3 million in 2012, compared to adjusted net income of RMB28.9 million in 2013. For information regarding non-GAAP measures, adjusted EBITDA and adjusted net (loss) income, and a reconciliation of each adjusted EBITDA and adjusted net (loss) income to net (loss) income, see "—Selected Consolidated Financial Information and Operating Data—Non-GAAP Measures."

Our Industry

B

China's mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. The increasing availability and prevalence of mobile Internet in China has driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China's mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB12.1 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The growth drivers of China's mobile game market include China's economic growth, the increasing popularity of smartphones and the continuous development of network infrastructure.

A C D

Historically, the key participants in China's mobile game value chain have been game developers, traditional game publishers, distribution channels and users. In recent years, independent mobile game publishing platforms have emerged, with expanded coverage of the value chain. Mobile game publishing platforms are integrated service platforms built by mobile game publishers on the foundation of the strength of their products and user base. These platforms offer functions including publishing, promotion, operation, live in-game services,

2

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INDUSTRY

Fast-growing Mobile Game Industry in China

China has the world's largest Internet user base. According to CNNIC, China's Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%. During this period, China's mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.

The increasing availability and prevalence of mobile Internet in China have driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China's mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB12.1 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The following chart sets out the historical and expected growth of China's mobile game market from 2010 to 2016:

3.3
4.1
5.4
12.1
23.8
33.8
42.7
2010
2011
2012
2013
2014E
2015E
2016E

Source: Analysys International

Growth Drivers of the Mobile Game Industry in China

In addition to the growing availability and prevalence of mobile Internet in China, the growth of China's mobile game industry is also driven by the following factors:

China's economic growth

China has experienced significant economic growth over the last decade and is currently the second largest economy in the world. Driven by rapid economic growth and urbanization, the per capita disposable income of Chinese urban households has grown from RMB13,786 in 2007 to RMB24,565 in 2012, representing a CAGR of 12.2%, according to the PRC National Bureau of Statistics. This increase in disposable income has led to increased spending on entertainment, including mobile games.

Increasing mobile Internet penetration

While the mobile Internet population in China has grown significantly in recent years, mobile Internet penetration in China is relatively low compared to other major economies, indicating greater room for growth.

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For example, China's mobile Internet penetration rate increased from 31.1% in 2012 to 37.0% in 2013, compared to 55.6% and 61.4% for the United States during the period, according to the Analysys Report. The continued expansion of China's mobile Internet population will further drive the growth of its mobile game market. (I)

Popularity of smartphones and rising dominance of Android operating system in China

Smartphones are rapidly gaining popularity in China due to their increasing affordability and improving functionality. According to the Analysys Report, in the second quarter of 2012, sales volume for smartphones surpassed that of feature phones for the first time. This disparity has continued to grow rapidly, and in the third quarter of 2013 sales volume for smartphones reached 93.1 million devices, approximately ten times of feature phone sales volume during the same period. The following chart sets out sales of smartphones and feature phones in China for the periods indicated: (J)

120
100
80
60
40
20
0
51.0
16.8
46.6
22.2
41.8
26.0
36.0
31.2
25.5
38.2
17.3
49.2
16.3
57.0
15.3
75.3
13.3
77.1
9.6
93.1
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
Smartphone
Feature Phone

Source: Analysys International

Android and iOS are the two major operating systems for smartphones. According to the Analysys Report, in 2013, there were over 1.0 million mobile applications, or apps, available for Android, compared to over 750,000 for iOS. Apps can significantly improve functionality and user experience on smartphones and contribute to the growing smartphone user base. In China, domestic app stores such as Tencent App Store, Qihoo 360 Mobile and 91 Wireless, serve as the key channels for PRC smartphone users to download and manage their apps. Additionally, Android is the more popular operating system among China smartphone users, accounting for 62.8% of China's smartphone game market by revenue in 2013, compared to 30.6% for iOS. Android is expected to be the operating system of choice for the majority of China's smartphones in the near future. (K) (L)

Continuous network infrastructure development

The continuing development of the 3G network and the roll-out of 4G technology in China are expected to deliver enhanced connectivity to mobile users in China, offering fast, stable and easy mobile access to the Internet and enable the transfer of relatively large files via mobile Internet, which will provide game developers with extra flexibility to create games with better graphics and greater complexity.

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Traditional Mobile Game Publishing Model

The following figure sets out the key participants in China's mobile game value chain:

Game Developers
Traditional Game Publishers
Mobile Carriers
Mobile App Stores
Device Pre-installation
Others
Distribution Channels
Users

Game Developers

Game developers focus on research and development and the creation of mobile games and intellectual properties. There are currently over 1,000 mobile game content developers in China, according to the Analysys Report. As a result, the mobile game content developer industry in China is highly fragmented, with only two developers individually accounting for over 5% of the content development market and the top ten developers accounting for only 51.0% of the market.

Traditional Game Publishers

Traditional game publishers license mobile games from game developers and focus on distribution, marketing and operation of the games. Leading publishers include iDreamSky, Chukong Holdings Limited, or Chukong, and China Mobile Games and Entertainment Group Limited, or CMGE. Other publishers include Yodo1, Ltd or Yodol, Rekoo Media Ltd., or Rekoo, NQ Mobile Inc., or NQ Mobile, Beijing Kunlun Wanwei Technology Co., Ltd., or Kunlun, and Beijing Bewinner Communications Co., Ltd., or Gamecomb. The following chart sets out the market shares of traditional mobile game publishers in China in 2013:

Others 4.8%
iDreamSky 23.0%
Gamecomb 6.0%
Kunlun 7.7%
NQ Mobile 10.2%
CMGE 10.4%
Rekoo 12.1%
Yodol 12.5%
Chukong 13.4%

Source: Analysys International

Distribution Channels

Distribution channels have direct access to end users and enable users to download mobile apps through the channel's user interface. While official app stores, such as Google Play for Android and the Apple App Store for iOS, are widely used in overseas markets, third-party app stores such as Qihoo 360 Mobile and 91 Wireless are the dominant distribution channels in China due to the fact that Google Play is not currently operating in China and PRC mobile Internet users are generally less mindful of the differences between official and third-party

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Major independent mobile game publishing platforms in China include iDreamSky, Chukong, CMGE, NQ Mobile, Shanda Interactive Entertainment Limited, or Shanda Games, and Shanghai WaPu Network Technology Co., Ltd., or Mobage. The following chart sets out the market shares of independent mobile game publishing platforms in China in 2013:

Others 7.2%
Mobage 4.8%
iDreamSky 30.6%
Shanda Games 5.7%
NQ Mobile 11.5%
CMGE 13.4%
Chukong 26.8%

Source: Analysys International

Competition

The rapid growth of the mobile game market in China has attracted various new entrants in the past two years, and this trend is expected to continue. As the number of mobile games in the market continues to grow, spending on marketing is expected to increase as more promotional efforts are required for a game to stand out from the increased competition. Publishers, independent publishing platforms and distribution channels are expected to benefit from this ongoing trend and gain bargaining power in the market. However, as the market continues to mature, there is expected to be increasing market consolidation, where weaker players will be acquired or eliminated.

Types of Mobile Games

Mobile games can be categorized into two main categories: (i) casual games and (ii) mid- and hardcore games.

Casual games

Casual games are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment. Typical genres of casual games include puzzle games, parkour games and management simulation games.

Mid- and hardcore games

Midcore games are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games. Typical genres of midcore games include social games and card games. Given their convenience to play and free-to-play model, midcore games tend to attract a large user base in a relatively short period of time and provide large user traffic to the game developer and publisher.

Hardcore games are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer web games ported to mobile devices and are

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becoming more accessible and popular as smartphone technology and capabilities improve. Typical genres of hardcore games include role-playing games and strategy games. Although front-end design of mobile hardcore games, including user interface and input methods, may be significantly different from those on PCs, the back-end designs, including potential paying points and pricing of virtual items, are similar to their PC counterparts.

Mid- and hardcore games typically require higher time commitments from players and are designed with more paid virtual goods. Due to their higher stickiness and time commitment requirements, mid- and hardcore games tend to achieve more effective monetization rates than casual games.

The table below sets forth a comparison of different characteristics of casual games and mid- and hardcore games:

	Casual games	Mid- and hardcore games
User base	Broad and larger	Focused and smaller
No. of games	Many	Medium to a few
User stickiness	Medium	Medium to high
Development cost	Low	Medium to high
Monetization potential	Medium	High

Source: Analysys International

Rank	Name of Game	Publisher
1	*Tiantian Game Series*	Tencent
2	*Temple Run 2*	iDreamSky
3	*Subway Surfer*	iDreamSky
4	*Pop Star*	ZPLAY
5	*Carrot Fantasy*	Kailuo Tianxia
6	*Plants vs. Zombies 2*	PopCap
7	*Fishing Joy 2*	Chukong
8	*Fruit Ninja*	iDreamSky
9	*Candy Crush Saga*	King.com
10	*Find Something*	Funship Entertainment

Source: Analysys International

International Branded Games in China

International branded games are popular games launched and well-received by users in a number of countries or on a global basis. International branded games usually attract a large group of loyal users and tend to have longer life cycles than local games. As a result, international branded games are sometimes referred to as "ever-green games" that can provide monetization potential over a long period of time, such as several years. Moreover, international branded games enjoy strong brand awareness and the themes and characters in the games can be developed into many other products, such as movies, toys, dolls and even theme-parks.

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The chart below sets forth the top-ranked international branded games in China in the fourth quarter of 2013 by revenue:

(S)

Rank	Name of Game	Publisher
1	*Temple Run 2*	iDreamSky
2	*Subway Surfer*	iDreamSky
3	*Million Arthur*	Shanda Games
4	*Clash of Clans*	Supercell
5	*Plants vs. Zombies 2*	PopCap
6	*Fruit Ninja*	iDreamSky
7	*Hay Day*	Supercell
8	*Hello Hero*	Chukong
9	*Asphalt 8: Airborne*	Gameloft
10	*Dragon Coins*	Hoolai Games

Source: Analysys International

(T)

Rank	Name of Game	Publisher
1	*Temple Run 2*	iDreamSky
2	*Subway Surfer*	iDreamSky
3	*Pop Star*	ZPLAY
4	*Plants vs. Zombies 2*	PopCap
5	*Fruit Ninja*	iDreamSky
6	*Candy Crush Saga*	King.com
7	*Angry Birds*	Rovio
8	*Despicable Me: Minion Rush*	Gameloft, CMGE
9	*Ski Safari*	Yodo1
10	*Cut the Rope 2*	Yodo1

Source: Analysys International

109

China Internet Network Information Center CNNIC

CNNIC June 2011

with an increase of 8.40 million compared with those at the end of 2010.

10,000 persons
40000
30000
20000
10000
0
30894
38137
38977
2010.6
2010.12
2011.6
2010.6 2010.12 2011.6

Fig 3 Scale of home broadband netizens

(III) Scale of mobile phone netizens

In the first half of 2011, the scale of mobile phone netizens saw steady increase. By the end of June 2011, the number of Chinese mobile phone netizens[3] has reached 318 million, with an increase of 14.95 million compared with that at the end of 2010. The growth slows down eminently though mobile phone netizens remain a growing trend in China.

10,000 persons
30000
20000
10000
0
7305
11760
15548
23344
27678
30273
31768
44.90%
61%
32.2%
50.1%
18.6%
9.4%
4.9%
70%
60%
50%
40%
30%
20%
10%
0%
2008.6
2008.12
2009.6
2009.12
2010.6
2010.12
2011.6
Mobile phone netizens
Half-year growth rate

Fig 4 Scale of mobile phone netizens

A

Chinese mobile phone netizens had witnessed rapid growth during 2008-2010, especially from the second half 2008 to the first half of 2010, the net increase of mobile phone netizens is as

[3] Mobile phone netizens: Netizens accessing to Internet by mobile phone in the past six months, but not limited to those accessing to Internet only by mobile phone.

The 28th Statistical Report on Internet Development in China
Page 15/ 58

China Internet Network Information Center CNNIC

CNNIC July 2013

mobile phones to access the Internet rose from 74.5% to 78.5%, a higher growth rate than that of the second half of 2012. According to the data released by the Ministry of Industry and Information Technology, the number of users who use mobile phone to access the Internet in China had reached 783 million by May 2013. Despite the difference[2], , the data above indicated that the size of Chinese mobile Internet users is huge, and maintains a momentum of rapid development.

Size of Chinese mobile phone Internet users and their percentage in all Internet users
10,000 persons
60000
45000
30000
15000
0
100%
80%
60%
40%
20%
0%
60.8%
65.9%
66.2%
65.5%
69.3%
72.2%
74.5%
78.5%
23344
27678
30274
31768
35558
38825
41997
46376
2009.12
2010.6
2010.12
2011.6
2011.12
2012.6
2012.12
2013.6
Size of mobile phone Internet users
Percentage of mobile phone Internet users in all Internet users
Source: Statistical Survey on Internet Development in China 2013.6

Figure 3. Size of Mobile Phone Internet Users

As the third growth cycle of the development hisory of mobile phone Internet, the new round of rapid growth starting from the first half of 2013 benefited from popularity of 3G, development of wireless network (including development of public and private WiFi) and innovation of mobile phone applications. The rapid popolarity of 3G and expanding coverage of wireless network laid a good foundation for mobile phone Internet access in terms of user and network, not only faciliating more users to access the Internet conveniently, but also enhancing various online experiences, especially the use of various big-flow data applications. Various mobile phone applications closely tied to life added more impetus for Internet users to access the Internet through mobile phone, especially, applications based on the demand of real life such as mobile

[2]The statistical data of CNNIC and the data released by the Ministry of Industry and Information Technology are different from each other due to the difference in statistical calibers: The statistics of CNNIC was based on the persons who use mobile phone to access the Internet, while the statistics of the Ministry of Industry and Information Technology was based on the user IDs through which users access the Internet (number of user IDs), therefore, the data released by the Ministry of Industry and Information Technology is greater than that released in the survey of CNNIC: 1) A mobile Internet user may use more than one numbers simultaneously, according to the survey conducted by CNNIC, on average, each mobile Internet user has 1.45 mobile phone number; 2) The Internet users recorded by CNNIC through telephone interview only include Internet users who take initiative to access the Internet.

The 32nd Statistical Report on Internet Development in China 11

4.3 中国移动游戏市场用户规模

2012Q1-2013Q4中国移动游戏市场用户规模
用户规模(万)
环比增长率
16.5%
7.4%
8.1%
15.4%
8.0%
9.5%
19.0%
8.7%
18,923
20,320
21,960
25,349
27,378
29,979
35,684
38,796
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.4 2012Q1-2013Q4 中国移动游戏市场用户规模

2013 年，是中国移动游戏市场快速发展的一年，移动终端的快速普及培养了基础性用户规模；移动游戏产品的丰富、类型的多样也促进了由移动终端用户向移动游戏玩家的转变。

预计截至 2013 年第 4 季度，中国移动游戏市场玩家数量达到 3.88 亿，玩家数量整体呈快速增长态势，无论在单机与网游的玩家活跃均有不同程度的提高，2014 年，这一状况将继续得到加强。

4.4 中国移动游戏市场规模预测

EnfoDesk 易观智库预计接下来的 2014 年，中国广义网络游戏市场的整体规模将超过千亿元人民币，达到 1093.5 亿元，较去年增长 29.9%；2015 年将达到 1319.8 亿，较之 2014 年增长 20.7%；2015 年达到 1524.9 亿元，较上一年增长 15.5%。

29

China Mobile Game Market Size 2010-2016E
2010年至2016年中国移动游戏市场规模预测
市场规模（亿） market size (billions)
增长率 growth rate
550
500
450
400
350
300
250
200
150
100
50
0
150%
130%
110%
90%
70%
50%
30%
10%
-10%
32.90
41.29
54.28
120.92
237.56
338.43
427.05
61.2%
25.5%
31.5%
122.8%
96.5%
42.5%
26.2%
2010
2011
2012
2013
2014(F)
2015(F)
2016(F)
注：中国移动游戏市场规模，即中国游戏企业在移动游戏业务方面的营收总和。具体包括其运营及研发的移动游戏产品所创造的用户付费收入以及企业间的游戏研发与代理费用，游戏周边产品授权，内容外包与海外代理授权费用的总和。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出。
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

see following page for translation

图 4.5 2010-2016 中国移动游戏市场规模预测

移动游戏方面，随着中国智能手机渗透率的不断提高，移动互联网的迅速普及，以及一大批标杆性产品的推动，2013 年移动游戏迎来了一个快速发展的阶段。尽管市场高速发展的同时暴露出一些问题，部分市场参与者将面临洗牌，但随着智能手机在中国市场的渗透率将进一步提升和人口红利进一步被挖掘，移动游戏市场规模明年仍将取得长足发展。

具体预测如下，2014 年中国移动游戏市场规模将达到 237.56 亿元，较上一年度增长 96.5%；2015 年将达 338.43 亿元，较 2014 年增长 42.5%；2016 年，市场规模将超过 427.05 亿元，较上一年度增长 26.2%。

4.5 中国移动游戏市场产业变革趋势

EnfoDesk 易观智库于近期进行 2014 年的市场预测与解读，在中国的互联网乃至移动互联网领域，对于 2013 年来说，游戏都是具有重要分析意义的市场，无论是在传统的 PC 端市场还是在移动游戏的领域，而 2013 年，中国移动游戏的整体市场规模将超过 800 亿的规模，在这之中，最主要的增长点在于移动游戏领域，在网络游戏成为中国互联网市场最大的

30

Translation of select excerpts

Item D. Analysys International Industry Report (page 30)

Notes: Size of the mobile game market in China means the total aggregate revenue derived from mobile game businesses of Chinese game companies. Specifically, this includes the user fee income derived from the operation, research and development of mobile game products and summary of fees based on video game development and agent costs among enterprises, authorization of video game peripheral products, content packaging and international agency authorizations.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models.

#37242271v1

China Internet Network Information Center CNNIC

Chapter II Scale and Structural Features of Netizens

CNNIC June 2011

I. Scale of netizens

(I) Overall scale of netizens

By the end of June 2011, the total number of Chinese netizens has reached 485 million, the Internet penetration rate is 36.2%, increased by 1.9% compared with that at the end of 2010.

The growth rate of netizens slows down remarkably, though it's still growing in size. In the first half of 2011, the growth rate of netizens is 6.1%, the lowest in recent years. Netizens increased 27.70 million, the absolute increase number is less than that (36 million) in the same period of the previous year (the first half of 2010).

10,000 persons
50000
40000
30000
20000
10000
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
21000
25300
29800
33800
38400
42000
45730
48500
16.0%
19.1%
22.6%
25.5%
28.9%
31.8%
34.3%
36.2%
29.6%
20.5%
17.8%
13.4%
13.6%
9.4%
8.9%
6.1%
2007. 12
2008. 6
2008. 12
2009. 6
2009. 12
2010. 6
2010. 12
2011. 6
Number of netizens
Internet penetration rate
half-year growth rate

Fig 1 Scale and growth rate of Chinese netizens and popularity rate of Internet

Slowdown of the growth of netizens lies in the popularity of Internet application and lack of new stimulus. In 2009, Internet accessing by 3G mobile phone set off a new upsurge of growth of netizens. With the gradual release of technology and application energy, Internet is gradually penetrating into the population easy to be transformed to netizens, but the difficulty of penetration into non-netizens is currently growing.

Ⓔ

Among the 815 million non-netizens, "ignorance of computer/network" is the key reason that they can't access to Internet, and the influence of this factor is increasing. By the end of 2009,

The 28th Statistical Report on Internet Development in China
Page 13/ 58

China Internet Network Information Center CNNIC

Chapter II Size and Structural Features of Internet Users

I. Size of Internet Users

(I) Overall Size of Internet Users

By the end of June 2013, the number of Internet users in China had reached 591 million, up by 26.56 million over the end of 2012. The Internet penetration rate had reached 44.1%[1], up by 2.0% over the end of 2012.

Size of Chinese Internet users and Internet penetration rate
10,000 persons
Number of Internet users
Internet penetration rate
100000
75000
50000
25000
0
50.0%
35.0%
20.0%
5.0%
-10.0%
28.9%
31.8%
34.3%
36.2%
38.3%
39.9%
42.1%
44.1%
38400
42000
45730
48500
51310
53760
56400
59056
2009.12
2010.6
2010.12
2011.6
2011.12
2012.6
2012.12
2013.6
Source: Statistical Survey on Internet Development in China 2013.6

Figure 1. Size of Chinese Internet users and Internet penetration rate

During the first half of 2013, the Internet penetration rate of China grew steadily, this is because that, on the one hand, the Chinese government made a series of policies to promote the informatization process and gradually realized the construction efficiency of basic network facilities in 2012, and popularity of broadband Internet and construction of mobile network directly promoted the use of Internet; on the other hand, the rapid popolarity of 3G and mobile devices and diversity of wireless applications significantly increased the number of mobile Internet users and promoted the rapid development of the Internet in China. Moreover, the

[1] The gross population based on which the penetration rate was calculated comes from "China Statistical Yearbook 2012".

The 32nd Statistical Report on Internet Development in China

9

4 中国智能手机游戏市场发展现状

4.1 中国游戏市场整体规模

China Internet Game Market Size 2010 - 2016E
2010年至2016年中国广义网络游戏市场规模预测
移动游戏 mobile games
网页游戏 web games
客户端游戏 PC client-based games
整体市场增幅 overall growth rate
单位：亿元人民币
unit: RMB billions
1800
1600
1400
1200
1000
800
600
400
200
0
60%
50%
40%
30%
20%
10%
0%
-10%
2010
2011
2012
2013
2014(F)
2015(F)
2016(F)
32.90
40.8
317.04
41.29
52.5
365.12
54.28
97.95
466.05
120.92
169.47
551.39
237.56
224.26
631.66
338.43
285.03
696.30
427.05
330.30
767.58
17.4%
34.7%
36.1%
29.9%
20.7%
15.5%
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.1 2010-2016 中国广义网络游戏市场规模及预测

2013 年，中国广义游戏市场高速增长，整体市场规模达到 841.78 亿元人民币，其中移动游戏市场规模达到 120.92 亿元，占全行业的 14.36%，就其体量来说，小于客户端游戏与网页游戏的规模，但是其较高的增长速度，远大于行业平均水平，成为未来三年内全行业的主要拉动力。

中国的客户端网络游戏经历十多年发展，已步入存量市场，规模增速放缓，部分企业营收增长出现停滞。自 2009 年以来，客户端游戏增长瓶颈始终困扰着整个行业。一方面移动游戏的兴起对端游市场产生一定分流作用；更重要的原因则在于，端游自身玩法老化、创新不足、同质化现象严重等问题始终没有得到有效解决。随着端游技术的进步和研发周期的完结，2013 年以来新产品推出节奏有所加快，游戏创新程度有所加强，未来对缓解产品老化现象有一定作用，但具体表现仍需等待市场进一步检验。

网页游戏方面，市场结束了 50%以上的年增长率，步端游后尘进入存量市场，放缓趋势明显。中国页游市场增速放缓一方面由于页游产品自身产品创新困难、同质化现象严重，另一方面研发商对于渠道过度依赖等问题，也是市场的发展速度放缓的重要原因。

25

Annual Per Capita Annual Disposable Income of Urban Households **Statistics**

Regions: National Total **Unit: Yuan**

	2007	2008	2009	2010	2011	2012
Per Capita Annual Disposable Income of Urban Households	13785.8	15780.76	17175	19109.44	21809.8	24564.72

PRC National Bureau
of Statistics

(H)

2013 年，以终端、平台和服务为主要组成的移动互联网产业体系得到整体发展，正在极大改变中国互联网产业的格局，极大改变网民上网行为乃至生活方式，并进一步影响从政府到社会组织到各行各业的运行方式。

2014 年，移动互联网将进一步发展。新的服务形态、新的商业模式、新的技术将不断涌现，其与大数据、云计算应用的深度交融，将催生新兴的商业模式，从而对互联网产业乃至社会经济发展产生更大的影响。

Comparative Mobile Internet Penetration Rates between China and the U.S.

2012-2013中美移动互联网渗透率比较
70%
60%
50%
40%
30%
20%
10%
0%
中国
China
美国
USA
31.1%
55.6%
37.0%
61.4%
2012
2013
来源：易观国际·易观智库·中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.2 2012-2013 中美移动互联网渗透率比较

Ⅰ

从互联网渗透率来看，目前国内移动互联网发展从规模、收入、成熟度和技术来看，与发达国家之间仍有一定差距。2013 年中国移动互联网渗透率从 31.1%上升至 37%，而美国由 2012 年的 55.6%上升至 61.4%。中国移动互联网渗透率仍处于较低水平，上升空间巨大。

2.3 移动智能终端发展环境

据 Enfodesk 易观智库数据，2013 年前 3 季度，中国智能手机市场整体销量分别为 7528 万部、7711 万部、9308 万部，至第三季度，智能手机销量达到非智能手机销量十倍，中国智能手机市场座稳全球智能手机出货量第一的市场。

Enfodesk 易观智库预计，千元及以下智能手机将在未来继续成为推动中国手机市场销量增长的主力。随着智能手机厂商对市场份额的争夺日益激烈，低端智能手机的价格战将持续，国内厂商生产的享受运营商补贴的智能手机将进一步支持手机用户向智能手机的迁移，从而

10

带动智能手机出货量的增长。预计到 2014 年，手机用户向 4G 网络的迁移将成为智能手机市场增长的另一个驱动因素，到 2015 年智能手机销量将占中国手机终端市场整体销量的 90%以上，整体手机市场将被智能手机覆盖。

2013Q3中国手机整体销量
2013 Total Sales Volume of Mobile Phones in China
（不含水货和山寨机）
Excluding smuggled and counterfeit devices
Unit: 10,000
非智能手机销量
Non-smartphone sales volume
智能手机销量
Smartphone sales volume
单位：万台
12000
10000
8000
6000
4000
2000
0
5101
4663
4183
3597
2554
1730
1633
1526
1327
959
1681
2224
2597
3117
3819
4917
5696
7528
7711
9308
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
来源：易观国际·易观智库·eBI中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.3 2013 中国手机终端市场销量规模变化情况

2013 年在运营商的主导下智能手机的价格将继续下沉，逐步渗透到三四线城市，另外高端智能手机品牌市场，更多的品牌将会加入，一定程度上将会继续拉动高端市场的销量，以及智能手机换机比率。这些将为智能手机渗透率逐步提高的根本因素。

而当智能手机渗透率过半后，这意味着消费结构将发生变化，成熟用户的二次或多次购买以及细分市场将成为增量空间，无论对整体终端市场还是移动互联网市场都将产生较大的影响。2013 年之前终端市场为大规模增量市场，之后将变为增量空间有限，行业内竞争进一步加剧。

2.4 用户需求环境

2013 年，中国移动互联网用户数量、应用水平、终端普及、市场规模等均呈现迅猛增长态势。

11

品深远的影响。

2013 年 8 月，国务院印发《关于促进信息消费扩大内需的若干意见》明确提出，要大力发展数字出版、互动新媒体、移动多媒体等新兴文化产业。2013 年 11 月，中国共产党十八届三中全会继续强调了“文化强国”概念，并指出将完善文化市场体系，提高文化开放度。国有文化企业在市场化过程中，能最大地发挥企业向市场化转变的优势。民营企业，尤其是市场化运行良好的龙头民营企业，可以向更多的文化领域渗入，从而做大规模。文化开放，国内外联营、传统和新兴媒体合作可期。在此大方向下，我国游戏出版产业势必迎来新的发展机遇。

2.2 移动网络环境

2010Q1-2013Q4移动互联网市场规模
市场规模（亿元 人民币）
环比增长率
1200
1000
800
600
400
200
0
80%
60%
40%
20%
0%
-20%
8.3%
9.5%
13.8%
13.7%
0.2%
-2.9%
20.1%
27.4%
12.4%
11.9%
19.7%
6.7%
9.6%
4.6%
76.5%
134
147
167
190
190
185
222
282
317
355
425
468
500
548
573
1,011
10Q1 10Q2 10Q3 10Q4 11Q1 11Q2 11Q3 11Q4 12Q1 12Q2 12Q3 12Q4 13Q1 13Q2 13Q3 13Q4
来源：易观国际·易观智库·中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.1 2010-2013 中国移动互联网市场规模变化情况

2013 年，在开放平台、超级 APP 和应用商店模式引领下，移动互联网在音乐、电商、游戏、搜索、位置服务、本地生活等领域的产业价值凸显。微信的上线与拓展、以 360 手机助手为代表的第三方应用商店大放异彩，移动游戏在本年度取得令人瞩目的成绩，这些因素都在共同推进移动互联网产业的发展。

2013 年，iPhone、iPod Touch 和 iPad 平台上共有超过 75 万款应用上线，安卓平台上线应用超过 100 万，微软在 2013 年授权和发布了超过 15 万款新应用和游戏，国内的中国移动 MM 平台上应用接近 15 万，注册开发者超过 370 万；腾讯应用宝、91 手机助手、360 手机助手、安卓场等应用商店也蓬勃发展。应用商店成为了移动互联网应用的主要市场，成为了移动互联网发展的强大助推器。

9

Translation of select excerpts

Item K. Analysys International Industry Report (page 9)

In 2013, over 750,000 apps were available on iPhone, iPod Touch and iPad, while Android apps numbered over 1,000,000. Microsoft authorized and published over 150,000 new apps and games. Domestically, China Mobile's MM platform had nearly 150,000 apps and over 3,700,000 registered developers. App stores from platforms such as Tencent, 91.com, 360.com and Android Market all experienced rapid growth. App stores have become the primary market for mobile Internet apps and have fueled the development of mobile Internet.

#37242271v1

Source of revenue of China's smartphone game market in 2013
2013中国智能机游戏市场收入来源
安卓 62.8%
Android
iOS 30.6%
iOS
windows Phone 3.6%
其他 3.0%
other
iOS 30.6%
安卓 62.8%
Android
来源：易观国际·易观智库·eBI中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.3 20132013 中国智能机游戏市场收入来源

从操作系统来看，安卓系统设备由于价格优势，得到迅速普及，用户规模继续扩大，收入份额激增，已超过超过整体收入份额的一半达到 62.8%。iOS 用户规模增长趋缓，收入份额保持稳定，在市场中仍然占据重要地位。iOS 系统和安卓系统仍然是目前最主流的两大智能手机系统，二者共同占据超过市场 90%的市场份额，成为移动游戏开发者最优先选择的智能手机系统。Windows Phone 系统在 2013 年渗透率增速有所提高，但仍属于小众系统，仅占不到 5%。

28

负责推广。

- 投资开发：主要是游戏运营商向开发商投资游戏进行开发，通过双方协定的合同来进行分配收入。

3.4 研发商

Competitive Landscape of Mobile Internet Video Game Developers in China for 2013

(N)

2013中国移动网络游戏研发厂商竞争格局
Tencent Games
Locojoy
Yinhan
Playcrab
Linekong
Other
腾讯游戏 16.02%
乐动卓越 6.19%
银汉科技 4.99%
玩蟹科技 4.79%
蓝港在线 3.62%
其他 37.43%
腾讯游戏 16.02% Tencent Games
乐动卓越 6.19% Locojoy
银汉科技 4.99% Yinhan Technology
玩蟹科技 4.79% Playcrab
蓝港在线 3.62% Linekong
数字天空 3.54% Digital Sky Entertainment Limited
盛大游戏 3.23% Shanda Games Limited
艾格拉斯 3.14% Entertainment Game Labs
昆志文化 2.77% Pinidea
慕和网络 2.72% Muhe Network Technology
Tap4Fun 2.39% Tap4Fun
广州谷得 2.35% Good Game Inc.
RedAtoms 2.34% Redatoms
掌趣科技 2.31% Ourpalm Co. Ltd.
顽石互动 2.25% Wistone Entertainment Co. Ltd.
其他 37.43% other
注：1、中国移动网游研发厂商竞争格局，以其分成前营收规模计，即中国网络游戏企业在其自主研发的移动网络游戏方面的业务收入。2、具体包括其研发的移动网游产品所创造的用户付费收入以及企业间的游戏研发与代理费用，游戏周边产品授权，内容外包与海外代理授权费用的总和。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出。
see following page for translation
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 3.4 2013 中国移动网络游戏研发厂商竞争格局

(M)

2013 年，中国移动游戏市场的竞争态势日趋激烈，移动游戏研发商超过一千家，累计上线游戏产品超过万款。市场的繁荣也催生了大量的热门产品，相当数量的移动游戏企业依靠单款产品取得的巨大成功便占据了一定量级的市场份额。

目前中国移动游戏行业尚处于发展初期，行业高度分散，以乐动卓越、银汉科技为代表的典型移动游戏研发商的市场份额均未超过 7%，同样，2013 年的移动游戏竞争格局也产生

18

Translation of select excerpts

Item M. Analysys International Industry Report (page 18)

In 2013, the competitive landscape of China's mobile video game market has become progressively more intense. There are over 1,000 mobile video game developers and 10,000 total mobile game products available online.

#37242271v1

Translation of select excerpts

Item N. Analysys International Industry Report (page 18)

Notes: The level of competition among mobile Internet video game developers in China is calculated based on their respective revenues, defined as the business income derived from the research and development by Chinese Internet video game enterprises as relating to their mobile Internet video games. Specifically, this includes the user fee income derived from the operation, research and development of mobile game products and summary of fees based on video game development and agent costs among enterprises, authorization of video game peripheral products, content packaging and international agency authorizations.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models.

#37242271v1

China Mobile Game Publishers' Market Share by Number of Active Users (2013)
2013中国移动游戏发行商用户规模竞争格局
乐逗 23.0%
触控科技 13.4%
游道易 12.5%
热酷 12.1%
中国手游 10.4%
飞流 10.2%
昆仑游戏 7.7%
蜂巢游戏 6.0%
其他 4.8%
iDreamSky
Chukong
Yodo1
Rekoo
CMGE
NQ Mobile
Kunlun
Gamecomb
Others
注：1、中国移动游戏发行商：以游戏代理发行为主要经营业务的中国游戏企业，通过对游戏产品的独家代理，多渠道发行，来完成其业务经营。2、用户份额为以各平台在大陆市场中的全年活跃用户用户数统计。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出，部分数据将在2013年终盘点做相应调整。
see following page for translation
来源：易观国际·易观智库
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 5.4 2013 中国移动游戏发行商用户规模竞争格局

5.5 中国独立移动游戏发行平台竞争格局

5.5.1 2013Q4 中国独立移动游戏发行平台用户规模竞争格局

在 2013Q4 中国独立移动游戏发行平台用户规模竞争格局中，乐逗游戏、触控科技、中国手游用户规模方面位居前三。其中乐逗平台用户份额为 32.2%，触控平台用户份额为 23.1%，中国手游平台用户份额为 15.4%。在第四季度中乐逗游戏凭借新代理的全球精品游戏《地铁跑酷》，继续在用户份额方面保持领先；触控加大了网游代理方面的投入，一定程度上弥补了捕鱼达人用户流失带来的下滑；中国手游在下半年发力明显，产品多点开花以数量取胜，用户规模增长空间有限。

37

Translation of select excerpts

Item O. Analysys International Industry Report (page 37)

Notes: China mobile game publishers refer to Chinese game companies whose major business is the distribution of mobile games. Their business operation takes the form of exclusive licensing and joint operations. Share of users is calculated based on the total number of active users yearly on each game publishing platform in China.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models. A portion of the statistics were adjusted when calculated at the end of 2013.

#37242271v1

Competitive Landscape of Independent Mobile Video Game Publishing Platforms in China (by User) in 2013

2013中国独立移动游戏发行平台用户规模竞争格局
乐逗 30.6%
触控科技 26.8%
中国手游 13.4%
飞流 11.5%
盛大游戏 5.7%
梦宝谷 4.8%
其他 7.2%
Other
iDreamsky
Chukong
CMGE
NQ Mobile
iDreamSky
Chukong
CMGE
NQ Mobile
Shanda Games
Mobage
other

注：1、独立移动游戏发行平台：即以发行代理为主营业务的平台型发行商，是以用户为基础的包括发行、推广、运营、社区、账号等环节于一体的综合性服务平台。2、用户份额为以各平台在大陆市场中的全年活跃用户用户数统计。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出，部分数据将在2013年终盘点做相应调整。

See following page for translation

来源：易观国际·易观智库 www.enfodesk.com
SOURCE: Enfodesk © Analysys International www.eguan.cn

图 5.6 2013 中国独立移动游戏发行平台用户规模竞争格局

P

39

Translation of select excerpts

Item P. Analysys International Industry Report (page 39)

Notes: Independent mobile game publishing platforms refer to publishers whose primary business model is providing publication agent services. Their user-focused business is an integrated service platform that includes publishing, promotions, operations, community and account management. Share of users is calculated based on each publisher's annual number of active mainland Chinese users.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models. A portion of the statistics were adjusted when calculated at the end of 2013.

#37242271v1

重度游戏

随着智能手机硬件条件和软件环境的进步，千元安卓手机的普及，重度游戏正在呈现崛起之势。重度游戏在玩法方面更为核心向、画面表现力更强、体验更震撼、配置需求高等。因此，重度游戏较中、轻度游戏玩家群体更窄，但是该部分玩家无论是在游戏需求、付费能力上均为最高水平，因而重度游戏为单个用户目前变现能力最强的产品类型。

	轻度游戏	中度游戏	重度游戏
用户群体	广	中等	狭小
产品数量	多	中等	少
玩家黏性	中等	较强	强
研发投入	低	中等	高
变现能力	中	较强	强

图 6.3 移动游戏产品细分类型比较

42

Translation of select excerpts

Item Q. Analysys International Industry Report (page 42)

Figure 6.3. Comparative breakdown of mobile game genres

	Casual games	Midcore games	Hardcore games
User base	Broad	Medium	Focused
Number of games	Many	Medium	Few
User stickiness	Medium	Higher	High
Development cost	Low	Medium	High
Monetization potential	Medium	Higher	High

#37242271v1

Top 10 Casual Mobile Games in China for 2013 Q4 (by User coverage)

Tiantian Game Series
Temple Run 2
Subway Surfer
Pop Star
Carrot Fantasy
Plants vs Zombies 2
Fishing Joy 2
Fruit Ninja
Candy Crush Saga
Find Something
Fishing Joy

2013年Q4中国移动游戏轻度游戏用户覆盖TOP10
天天系列
32,264.21
神庙逃亡2
13,286.53
地铁跑酷
10,443.62
消灭星星
10,040.27
保卫萝卜
9,183.42
植物大战僵尸2
7,852.35
捕鱼达人2
5,282.20
水果忍者
4,845.20
糖果粉碎传奇
3,390.95
找你妹
3,061.91
捕鱼达人
2,976.51
（单位：万人）
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注：天天系列：即腾讯天天系列微信游戏，包括天天酷跑、天天飞车、天天爱消除、天天连萌4款游戏去重后的总体用户覆盖。
来源：易观国际·易观智库·中国互联网应用监测系统
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

R

Unit: 10,000

Note: Tiantian Game Series are four games based on Tencent's Weixin, including Tiantian Kupao, speed up, Craz3match, Link Link. Total user numbers include only those unique to the games as a whole, without overlap between games.

图 6.6 2013 年 Q4 中国轻度移动游戏用户覆盖 TOP10

根据易观智库中国互联网应用监测系统监测主流渠道数据所得，2013 年第四季度中国移动游戏轻度游戏用户覆盖 TOP10 中，海外市场的明星级产品占据较多席位，如《水果忍者》、《神庙逃亡》、《地铁跑酷》等。这些产品在全球范围内受到用户追捧，并保持持续的生命力，在玩家群体中经久不衰。随着微信移动游戏平台的推出，腾讯在轻度游戏方面也开始发力，并且收效显著，其天天系列产品在整体用户覆盖中遥遥领先，这主要得益于微信自身的关系链和用户量。对于轻度游戏来说，其主要以休闲益智类型为主，占据用户大量碎片化时间，无论是在用户覆盖、启动次数还是使用市场方面均领先于其他类型游戏，其流量价值在日趋抬高的移动游戏推广成本中将发挥越来越大的作用。

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Rank	Product Name	Developer	Publisher	
	排名	产品名称	研发公司	发行厂商	
Temple Run 2	1	神庙逃亡 2	Imangi	乐逗	iDreamsky
Subway Surfer	2	地铁跑酷	Kiloo	乐逗	iDreamsky
Million Arthur	3	百万亚瑟王	SQUARE ENIX	盛大游戏	Shanda Games
	4	Clash of Clans	Supercell	Supercell	
Plants vs. Zombies 2	5	植物大战僵尸 2	PopCap	上海宝开	PopCap
Fruit Ninja	6	水果忍者	Halfbrick	乐逗	iDreamsky
Hay Day	7	卡通农场	Supercell	Supercell	
	8	Hello Hero	Fincon	触控科技	Chukong
Asphalt 8: Airborne	9	狂野飙车 8	Gameloft	Gameloft	
Dragon Coins	10	金币斗恶龙	SEGA	互爱科技	Hoolai Games

图 6.14 2013 年 Q4 海外精品游戏中国地区收入排行 TOP 10

Top 10 Premium Overseas Games in 2013 Q4 by Revenue Across China

7 中国移动游戏发行市场发展趋势研究

7.1 趋势预测

泛娱乐营销能力成发行商关键成功因素

发行商泛娱乐化营销趋势，与传统页游低俗、粗放的营销方式形成鲜明对比，极大地提高了移动游戏在广大用户心中的品牌形象。一部分具有远见的企业已开始抛弃低俗营销。而和影视界的、文学界等跨界合作，从而能更好的建立企业的形象。此外，玩家对这种电影式的营销方式的接受度也大大提高了对产品的好感度。

发行商大量采用明星代言的形式，拥有健康形象的代言人，不仅可以收获关注度，同时也很好的维护了游戏的品牌。目前中国网游市场的主力军以 80 后和 90 后为主，这与当下主流游戏人群的价值观相适应。游戏与影视合作印证了当下“注意力经济”的趋势。

从明星代言，漫画、影视、音乐等文化资源的整合让网络游戏实现了综合性娱乐互动的产业链。除了以往整合文学、漫画、影视、音乐等这些周边资源，网游产业还开始尝试泛娱乐平台服务。

泛娱乐浪潮将成为中国互联网产业变革的重要推动力量。而网络游戏具有相对较强的创新与活力，已先期尝试性贯穿文娱的各个子行业，如改编为文学作品、影视作品等。同时，国内网络游戏一般具有较强的文化属性，将逐渐成长为各种文化的综合体，因此将成为泛娱乐产业关键一环。

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7	崩坏学园	miHoYo	miHoYo
8	蛮荒记	第一波	第一波
9	神龙传说	xiaonan li	xiaonan li
10	开心消消乐	乐元素	乐元素

图 6.12 2014 年 Q1 中国区 iOS 新上线产品收入排行 TOP 10

6.4 中国海外精品引进状况研究

随着中国手机游戏产业的快速发展，越来越多的海外手游公司也瞄准了中国市场的潜力。海外游戏企业无论是产品品质还是研发能力，均领先于国内企业，尤其是日本、韩国同属东亚文化圈的文化相近优势使其产品更容易在中国获得成功。但海外游戏企业对国内市场缺乏了解，本地化难度较大，早先多以失败案例为主。随着中国一批在代理和运营上有实力的公司的涌现，海外通过独代入华也成为了新的市场热点。目前已经有一些国外手游厂商试图或已经通过海外代理的方式来进军中国市场，并获得了成功。

Top 10 Overseas Premium Games in 2013 Q4 (by Users Across China)

2013年Q4海外精品游戏中国地区用户覆盖TOP 10
神庙逃亡2
13,286.53
地铁跑酷
10,443.62
消灭星星
10,040.27
植物大战僵尸2
7,852.35
水果忍者
4,845.20
糖果粉碎传奇
3,390.95
愤怒的小鸟
2,950.69
神偷奶爸
2,838.47
滑雪大冒险
2,539.12
割绳子2
2,495.10
（单位：万人）
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8000
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14000
16000
来源：易观国际·易观智库·中国互联网应用检测系统
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

Temple Run 2
Subway Surfer
Pop Star
Plants v. Zombies 2
Fruit Ninja
Candy Crush Saga
Angry Birds
Despicable Me: Minion Rush
Ski Safari
Cut the Rope 2

T

unit: 10,000

图 6.13 2013 年 Q4 海外精品游戏中国地区用户覆盖 TOP 10

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